Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Penn Virginia Resource GP, LLC:

We have audited the accompanying balance sheet of Penn Virginia Resource GP, LLC as of December 31, 2004. This financial statement is the responsibility of Penn Virginia Resource GP, LLC’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Penn Virginia Resource GP, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas

February 25, 2005

PENN VIRGINIA RESOURCE GP, LLC

BALANCE SHEET

December 31, 2004

(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$4
Accounts receivable – affiliates	4,774
Prepaid expenses	423

Total current assets	5,201

Investment in Penn Virginia Resource Partners, L.P.	347

Total assets	$5,548

LIABILITIES AND OWNER’S EQUITY
Current Liabilities:
Accounts payable	$110
Accounts payable - affiliates	3,163
Accrued liabilities	1,163

Total current liabilities	4,436

Owner’ Equity:
Owner’s equity	1,986
Less: Unearned compensation	874

Total owner’s equity	1,112

Total liabilities and owner’s equity	$5,548

See accompanying notes to balance sheet.

PENN VIRGINIA RESOURCE GP, LLC

NOTES TO BALANCE SHEET

1.    Nature of Operations

Penn Virginia Resource GP, LLC (the “General Partner”) is a Delaware limited liability company formed on July 9, 2001 to become the general partner of Penn Virginia Resource Partners, L.P. (the “Partnership”). The General Partner is an indirect wholly owned subsidiary of Penn Virginia Corporation. The General Partner owns a 2% general partner interest in the Partnership.

The Partnership is a Delaware limited partnership formed by Penn Virginia Corporation in July 2001 to own and operate most of the assets, liabilities and operations of Penn Virginia Corporation’s coal royalty business. The Partnership, through its wholly owned subsidiary Penn Virginia Operating Co., LLC, enters into leases with various third-party operators that gives those operators the right to mine coal reserves on the Partnership’s land in exchange for royalty payments. The Partnership also sells timber growing on its land and provides fee-based infrastructure facilities to certain lessees to enhance coal production and to generate additional coal services revenues.

The General Partner manages the operations and activities of the Partnership and owes a fiduciary duty to the Partnership’s unitholders. Most of the Partnership’s personnel are employees of the General Partner. The General Partner is liable for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically non-recourse to the General Partner.

The General Partner does not receive any management fee or other compensation for the management of the Partnership. The General Partner and its affiliates are reimbursed for expenses incurred on the Partnership’s behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to the Partnership and all other expenses necessary or appropriate to conduct the business of, and allocable to, the Partnership. The partnership agreement provides that the General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by our General Partner in its sole discretion.

2.    Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet of Penn Virginia Resource GP, LLC is of the parent company only and does not include the accounts of Penn Virginia Resource Partners, L.P. or any of its subsidiaries. The General Partner’s uses the equity method to account for its investment in the Partnership. The balance sheet of the General Partner should be read in conjunction with the financial statements and accompanying notes of Penn Virginia Resource Partners, L.P. as of and for the year ended December 31, 2004, filed on Form 10-K.

Cash and Cash Equivalents

Cash equivalents are defined as all highly liquid investments purchased with an original maturity of three months or less. The General Partner generally does not maintain cash balances. Cash transactions are generally settled through intercompany accounts (see Note 3. Related Party Transactions).

Fair Value of Financial Instruments

Accounts receivable and accounts payable approximate fair value due to the short-term maturity of these financial instruments.

Use of Estimates

The preparation of the accompanying balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make certain assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes

The Company is considered to be a disregarded entity for federal and state tax purposes, whereby the General Partner’s operating results are reported in the tax return of its owner. Therefore, the General Partner is a nontaxable entity and no provision has been made for federal or state income taxes in the financial statements.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board issued a revised version of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Share-Based Payment,” which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. This standard is effective for public companies’ interim or annual periods beginning after June 15, 2005, and for annual periods beginning after December 15, 2005, for non-public companies.

3.    Related Party Transactions

Accounts Receivable – Affiliates and Accounts Payable – Affiliates

Accounts receivable – affiliates and accounts payable – affiliates reflect the General Partner’s participation in Penn Virginia Corporation’s central cash management program, wherein all of the General Partner’s receipts are remitted to Penn Virginia Corporation and its subsidiaries and all cash disbursements are funded by Penn Virginia Corporation and its subsidiaries.

4.    Investments

In conjunction with the formation of the General Partner in 2001, the company contributed net assets to the Partnership in return for a 2% general partner interest in Penn Virginia Resource Partners, L.P. The summarized assets and liabilities of the Partnership as of December 31, 2004 were as follows (in thousands):

Current assets	$30,206
Property, plant and equipment, net	221,615
Equity investments	27,881
Other	4,733

Total assets	$284,435

Current liabilities	$9,996
Deferred income and other long-term liabilities	11,529
Long-term debt	112,926
Partners’ capital	149,984

Total assets	$284,435

5.    Accrued Liabilities

Accrued liabilities as of December 31, 2004 are summarized as follows (in thousands):

Accrued professional services and fees	$457
Accrued payroll	677
Other	29

Total	$1,163

6.    Long-Term Debt

Line of Credit

As part of Penn Virginia Corporation’s $5.0 million line of credit, the General Partner has a $0.5 million line of credit with a financial institution due in June 2005, renewable annually. We have an option to elect either a fixed rate LIBOR loan, floating rate LIBOR loan or base rate (as determined by the financial institution) loan. At December 31, 2004, the General Partner had no outstanding balance under this line of credit.

Penn Virginia Revolving Credit Facility

Penn Virginia Corporation has a $300 million secured revolving credit facility (the “Revolver”) with a group of major banks led by JP Morgan Chase Bank N.A., which has a borrowing base of $200 million and a $150 million initial commitment, and expires in December 2007. The General Partner may borrow funds under the Revolver.

The Revolver is governed by a borrowing base calculation and is redetermined semi-annually. Penn Virginia Corporation has the option to elect interest at (i) LIBOR plus a Eurodollar margin ranging from 1.25 to 2.00 percent, based on the percentage of the borrowing base outstanding or (ii) the greater of the prime rate or federal funds rate plus a margin ranging from 0.30 to 0.50 percent. The financial covenants require Penn Virginia Corporation to maintain levels of debt-to-earnings and dividend limitation restrictions. Penn Virginia Corporation is currently in compliance with all of the covenants.

7.    Unearned Compensation

The General Partner had 47,137 restricted units outstanding to directors and officers of the general partner as of December 31, 2004. A restricted unit entitles the grantee to receive a common unit upon the vesting of the restricted unit. Restricted units vest upon terms established by the Partnership Compensation Committee, but in no case earlier than the conversion to common units of the Partnership’s outstanding subordinated units. In addition, the restricted units will vest upon a change of control of the General Partner or the Penn Virginia Corporation. If a grantee’s employment with or membership on the Partnership’s Board of Directors of the General Partner terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by the general partner in the open market, common units already owned by the general partner, common units acquired by the general partner directly from the Partnership or any other person or any combination of the foregoing. The General Partner is entitled to reimbursement by the Partnership for the cost incurred in acquiring such common units. Distributions payable with respect to restricted units may, at the Partnership’s Compensation Committee’s request, be paid directly to the grantee or held by the Partnership and made subject to a risk of forfeiture during the applicable restriction period.

The following table summarizes information with respect to restricted units awarded by the general partner:

	2004
	Restricted Units	Fair Value
Outstanding at beginning of year	28,700	$24.20
Transferred from affiliate	17,750	24.50
Granted	16,400	34.66
Vested	(15,713)	26.79
Forfeited	—	—

Outstanding at end of year	47,137	$26.79